Exhibit 99.1

NEWS RELEASE

CONTACT:	BRADLEY D. CARLSON	(NYSE: BMM)
	(952) 851-6020	FOR IMMEDIATE RELEASE

BMC INDUSTRIES DECLARES QUARTERLY DIVIDEND

MINNEAPOLIS, Nov. 6 –– BMC Industries, Inc., today announced that its board of directors has declared a regular quarterly cash dividend. The dividend, however, has been reduced from $.015 per share to $.0025 per share.  This change is based on the board’s decision to use cash generated by BMC’s businesses to reduce debt and to fund additional strategic initiatives.

The dividend is payable January 2, 2002 to shareholders of record as of December 19, 2001.

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products.  The Buckbee-Mears group, through its Mask Operations, is the only independent North American manufacturer of aperture masks.  The Buckbee-Mears group, through its Micro-Technology Operations, is also a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.

The Optical Products group, operating under the Vision-Ease trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and hard-resin plastic eyewear lenses.  Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market.  Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol “BMM.”  For more information about BMC Industries, Inc., visit the Company’s Web site at www.bmcind.com.